Exhibit 99.2

ASML: A growth company Eric Meurice, CEO London, November 2nd 2007 Investor Day

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this presentation may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

ASML: The world's largest supplier of Lithography equipment 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 Region 1 0 1 2.5 8.5 7.5 10.5 11.5 10.5 21 21 19 19.5 25.5 31 36 41 41 30 54 45 53 56.5 63 Market share evolution Revenue evolution for 5 years VLSI Research Market share 2006 Total market: &128;4,800 million ASML Nikon Canon 63 23 14 Employees: 6400 (Q3 '07) Sales: # 3 SemiCap Market Cap: # 2 SemiCap 3,597 &128; M 3,700 &128; M 2007E 2,529 &128; M 2005 2,465 &128; M 2004 1,543 &128; M 2003 Revenues Year Ranked in the top 3 for customer satisfaction for the 5th consecutive year 2006

ASML business model Pure focus on lithography justified by high market growth potential Market share expected to rise to "natural level" above 70% Sustainability of business model by ever growing barriers to entry: Ever growing R&D critical mass affordable only by the leader Ever growing internal knowledge accumulation time Ever growing switch costs at customers

ASML Strategy Maximum R&D investment for undisputed leadership Lowest cost of execution & Highest value generation Shortest cycle times for customer value, maximum share acquisition and optimum working capital Highest capital efficiency by appropriate balance sheet leveraging and regular share buy-backs

Pure focus on Lithography justified by high market growth potential Lithography market Engines of Growth Driver 1: IC unit growth Driver 2: Customer mix generated growth Driver 3: Litho processing content growth Driver 4: Technology transition ASP generated growth Driver 5: Litho enhancers

Driver 1: IC unit Growth 14% growth expected in 2008 by industry analysts 10% Growth Trend 27% -21% 15% 15% 17% 11% 18% 9% 14% Source: WSTS, ASML IC unit history and forecast IC Units Bln IC Revenue ($B) A track record of continuous unit growth

Driver 2: Customer mix effect Logic and analog major sectors in size IC Units Bln Source: IC Insights

Driver 2 (cont): Customer mix effect IC exposed area - Strongest growth in memory IC Exposed Area (M Sq Inch) Source: ASML

Driver 2 (cont.): Customer mix generates growth Adoption cycle of new technology in various sectors Source: Semiconductor Industry Association Flash introduced 45nm node in 2007 DRAM plans roll-out of 55nm node in early 2008 Logic / Foundry Immersion adoption to start in 2009 200 100 80 60 40 11 07 09 08 04 06 05 01 03 02 Logic DRAM NAND Year 10 0 12 Resolution Logic DRAM NAND

Driver 3: Technology node transitions - Impact on litho tool mix - DRAM example % of Litho Layers # of Layers: 35 39 41 Source: ASML

Driver 3 (Cont.): Impact of Technology node transition on Fab Capex - 300mm NAND Flash memory example 4xnm NAND Flash 5xnm NAND Flash 90k wafers/month Total litho investment &128; 474 M 28 litho layers 30 litho layers Total litho investment &128; 562 M ArFi ArF KrF KrF ArF KrF KrF I-Line I-Line ArF KrF KrF ArF KrF KrF I-Line I-Line ArF KrF KrF ArF KrF KrF I-Line I-Line I-Line ArFi ArFi ArFi ArFi ArFi I-Line ArFi ArF KrF KrF ArF KrF KrF I-Line I-Line ArF KrF KrF ArF KrF KrF I-Line I-Line ArF KrF ArF KrF KrF I-Line I-Line I-Line ArFi ArFi ArFi ArFi ArFi I-Line ArF ArFi ArF I-Line I-Line I-Line I-Line I-Line I-Line I-Line I-Line

Driver 4: Technology Transition ASP generated growth 1M 10M 100M 1985 1990 1995 2000 2005 2010 Year Price [&128;] i-line 300mm 200mm 150mm KrF ArF ArFi EUV Wafer Size Wavelength Stepper Platform Step & Scan Dual Stage 0.4 0.5 0.6 0.7 0.8 0.93 1.2 Aperture 0.25 Source: ASML

Driver 4 (Cont.): Despite higher litho tool ASP, IC unit ASP is trending down.... Litho Cost per Byte (&128; per Mbyte) Source: Gartner, ASML

Driver 4 (Cont.): Litho is growing as a % of WFE Capex Innovation requires more expensive machines Source: SEMI including August 2007 data Lithography share of equipment approaching 17% level

Driver 5: ASML mask and system enhancements extend lithography value added/ASP Offline Dual stage wafer height mapping Focus Dry, Expose Wet Mask enhancement techniques & optimization software DoseMapper for optimum CD Uniformity Flexible off-axis & polarized illumination Illumination source optimization & software + = Application specific lens setup In-built wave-front, polarization and pupil metrology Design Litho Verification and OPC/RET simulations and OPC/RET simulations and OPC/RET simulations Scanner-Track-Metrology information feedback

Multiple Engines of Growth make correlation litho capex - IC unit growth - IC Value growth weak... Source: VLSI Research/WSTS/Gartner CapEx ($B) Year over Year Growth

.... but multiple growth drivers contribute to shorter and shallower cycles Source: ASML Source: ASML Contributor to stability: Unit growth from different segments, none of which dominant Mix impact of technology and segments Technology ASP trajectory Tighter management of capacity and inventory

Lithography market growth threats Market consolidation Memory market slow down Moore's Law slowdown Disruptive Technologies

Source: ASML, SEMI Market share heading toward a "natural level" above 70% Market share almost tripled in 10 years ASML Market Share (revenue) 0% 10% 20% 30% 40% 50% 60% 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2004 2006 (e)

ASML market share growth expected to continue in 2008 Europe Worldwide litho shipments by region Source: ASML and Gartner Dataquest Asia non Japan Japan US Progress in Japan, Microprocessors and i-Line

Market share further growth opportunities Strategy to grow share: Confirm the Low Risk approach with customers: Fundamental technology leadership reduces risk High cost of switch or high cost of maintaining 2 litho vendors Pricing to achieve cost per function scaling per historical trend Performance... Performance... Performance Gain share in Microprocessors through double patterning and immersion leadership Gain share in Japan through immersion and high throughput Gain share in i-Line through superior overlay and throughput

Strengthening technology leadership relentlessly ASML R&D investment (excl Zeiss) Total Sales (M&128;) R&D Investment (M&128;) 2007(e) Source: ASML

Lowest cost of execution & Highest value generated Current COGS reduction and product performance improvement High percentage of R&D invested for cost/value Increasing volume leverage on fixed cost Impact of cycle time reduction Drive on manufacturing and supply chain performance => 10% to 15% value of ownership delivered to customers per year in the past 3 years Future opportunities to maintain rate of cost and value improvements Same level of R&D invested for cost/value Opportunities identified on next level quality/stability of production Opportunities identified in Cycle time by redesigning Manufacturing flows Opportunities identified in Supply chain by leveraging Asia further

Lowest cost of execution & Highest value generated (cont.) Cost Structure Scaling SG&A from 7.3% of sales in 2004 to 6% of sales in 2007 Amortization and depreciation level at 110 M Euro or 3% of sales Variability through high level of sub contracting to manage potential cycles 30% short term variability in R&D 10% short term variability in SG&A 15% short term variability in above GM cost structure ASML has been able to improve market share by 10 points and operating margin by 6 points since 2004, while Euro has strengthened vs. yen by approx 20%

Shortest cycle times for customer value, maximum share acquisition and optimum working capital Current Cycle time reduction Standard lead time 9 - 12 months in 2005, 6 - 9 month in 2007 Cycle times reduced below standard lead times on "options" and "turns business" to allow up to 40% of business made below standard lead times (as proven in Q4 2006 and Q1 2007) Future opportunities to maintain rate of cycle time improvement Opportunities identified on next level quality/stability of production Opportunities identified in Cycle time by redesigning Manufacturing flows Opportunities identified with increased capacity built, on-line in Q2 2008

.... a strategy leading to Customer recognition .... a strategy leading to Customer recognition VLSI Research's Customer Satisfaction Survey on Chip Making Equipment is the only public feedback forum available to the chip industry. For the 2007 survey, over 48,000 questionnaires were sent out worldwide For the fifth consecutive year, ASML has been awarded a place in the top three on their "10 Best" list, the highest rating of any lithography exposure tool supplier

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